UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD from                      to
Commission file number 1-3560
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401(K) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

GLATFELTER 96 SOUTH GEORGE STREET, SUITE 500 YORK, PA 17401

Glatfelter 401(k) Savings Plan
Financial Report
December 31, 2005

Glatfelter 401(k) Savings Plan

December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
To the Finance Committee
Glatfelter 401(k) Savings Plan
          We have audited the accompanying statements of net assets available for benefits of the Glatfelter 401(k) Savings Plan (Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
          Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Beard Miller Company LLP
York, Pennsylvania
June 20, 2006

Glatfelter 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets

Plan interest in the investments of the Glatfelter 401(k) Savings and Profit Sharing Master Trust – at fair value	$47,328,848	$46,558,842
Participant loans – at cost	641,827	498,803

	47,970,675	47,057,645

Employer’s contributions receivable	0	33,809

Net Assets Available for Benefits	$47,970,675	$47,091,454

See notes to financial statements.

Glatfelter 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2005	2004

Investment Income
Net appreciation in fair value of investments	$2,128,970	$4,301,531
Interest and dividends	1,249,447	651,375

	3,378,417	4,952,906

Interest on Participant Loans	34,742	31,702

Contributions
Participants	1,975,092	2,016,224
Employer	271,223	332,254

	2,246,315	2,348,478

Net Transfers In	1,080	1,701

Benefits Paid to Participants	(4,778,852)	(7,936,498)

Administrative Expenses	(2,481)	(2,009)

Net Increase (Decrease) in Net Assets	879,221	(603,720)

Net Assets Available for Benefits — Beginning of Year	47,091,454	47,695,174

Net Assets Available for Benefits — End of Year	$47,970,675	$47,091,454

See notes to financial statements.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements
December 31, 2005 and 2004
Note 1 — Description of Plan
General – The following description of the Glatfelter 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan covers all eligible employees, as defined in the Plan, of the Spring Grove and Neenah sites of the P. H. Glatfelter Company and the Glatfelter Pulp Wood Company (the “Companies”) who have completed a 60-day period of eligibility service.
Participation – An employee becomes a participant in the Plan on the first day of the calendar month coinciding with or next following the date eligibility requirements are met.
Contributions – Each participant may contribute up to 50% of their compensation as defined in the restated Plan through payroll deductions. The Companies will provide a matching contribution in an amount equal to 25% of the first 6% of each participant’s payroll reductions contributions. Participants will continue to be able to contribute to the Plan a portion of or all of their profit sharing allocation, subject to IRS mandated maximum contributions, in addition to any payroll deduction savings and matching contributions described above. The Companies profit sharing allocations are funded based upon the profit sharing formula defined in the Plan document.
Participants may allocate contributions among available investment options. All employer-matching contributions are initially invested in the Glatfelter Stock Fund. After the Companies’ matching contributions have been in the Plan at least twelve months, it may be redirected among the other investment options at the participant’s discretion. Contributions are subject to certain limitations.
Participant Accounts and Vesting – Payroll reduction contributions, rollover contributions, and profit sharing deferral contributions are fully vested upon receipt by the Plan. Matching contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0
2 years	25
3 years	50
4 years	75
5 or more years	100
Investment income and market appreciation or depreciation are allocated monthly to the participants in the ration that the balance in each participant’s account bears to the total amount of all such account balances as of the end of the preceding month.
Forfeited balances of terminated participants’ non-vested accounts are used to reduce future companies’ contributions.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements
December 31, 2005 and 2004
Note 1 — Description of Plan (Continued)
Benefits – Upon retirement, disability or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000 ($5,000 prior to March 28, 2005). If the account balance exceeds $1,000, but is less than $5,000, the balance shall be distributed in a direct rollover to an IRA account of the Plan administrators choosing, set up in the name of the participant. If the account balance exceeds $5,000, the assets may be held until the participant’s normal or early retirement date; however, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.
Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, but in no case can a loan exceed 50% of the borrowing participant’s vested account balance. Loans are secured by the balance in the participant’s account. Generally the Plan Administrator has applied interest at a rate of 1% above the prime rate at the time the loan is approved. The trustee of the Plan will determine whether the loan application is to be approved after an evaluation of all necessary documentation regarding the creditworthiness of the applicant. Loan terms range from one to five years, or up to 15 years if the loan is extended for the purchase of a primary residence. At December 31, 2005 and 2004, loans outstanding amounted to $641,827 and, $498,803 respectively.
Administration:
Plan Sponsor: P. H. Glatfelter Company
Plan Administration: P. H. Glatfelter Company
Plan Trustee: Fidelity Management Trust Company
The Plan issues loans to participants which are secured by the balances in the participant’s accounts.
Under the provisions of ERISA, all of the above are “parties-in-interest”.
The respective participant pays fees for participant loans. The Company pays all other administrative expenses, though it is permitted for those expenses to be paid by the Plan.
All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements
December 31, 2005 and 2004
Note 2 — Summary of Significant Accounting Policies
Basis of Presentation – The financial statements of the Plan are presented on the accrual basis of accounting.
Investments – The fair value of the Plan’s interest in the Glatfelter 401(k) Savings and Profit Sharing Master Trust (“Master Trust”) is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trust. Participant loans are stated at cost, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
The Master Trust invests in various securities including mutual funds and corporate stocks. Investment securities in general are exposed to various risks; such are interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statement of assets available for Plan benefits.
Payment of Benefits – Benefit payments to participants are recorded when paid.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Note 3 — Master Trust Information
Investments of the Plan are maintained along with the investments of Glatfelter 401(k) Savings Plan for Hourly Employees in the Master Trust managed by Fidelity Management Trust Company.
At December 31, 2005 and 2004, the Plan’s aggregate interest in the net assets of the Master Trust was approximately 64% and 65%, respectively. The Plan’s interest in individual Master Trust investment options varies based upon investment selections of Plan participants.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements
December 31, 2005 and 2004
Note 3 — Master Trust Information
The following is a summary of information regarding the Master Trust, a portion of which is included in the Plan’s financial statements prepared by Fidelity Management Trust Company, the trustee of the Plan, and furnished to the Plan administrator.

	December 31,
	2005	2004
Investment Assets Held as of:

P. H. Glatfelter Company Stock Fund	$5,978,403	$6,581,258
Mutual Funds and Cash	67,995,235	65,284,229

	$73,973,638	$71,865,487

Non-participant-directed investments as of December 31, 2005 and 2004 consisted entirely of P. H. Glatfelter Company Stock Fund as described in Note 1. The fair value of such nonparticipant-directed investments as of December 31, 2005 and 2004 was $671,091 and $786,159 respectively. At December 31, 2005 and 2004, the Plan’s aggregate interest in the non-participant-directed investments was approximately 49% and 47%, respectively.
Investment income for the Master Trust for the year ended December 31, was as follows:

	2005	2004

Net appreciation (depreciation) in fair value of investments:
P. H. Glatfelter Company Stock Fund	$(431,757)	$1,369,482
Mutual Funds	3,866,637	5,189,108
Interest and dividends:
P. H. Glatfelter Company Stock Fund	152,303	157,765
Mutual Funds	1,675,044	880,877

	$5,262,227	$7,597,232

Note 4 — Plan Termination
While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.
Upon the complete or partial termination of the Plan, the accounts of all affected participants become fully vested and non-forfeitable. The Employee Benefits Committee of the Board of Directors will direct the Trustee to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.

Glatfelter 401(k) Savings Plan

Notes to Financial Statements
December 31, 2005 and 2004
Note 5 — Tax Status
The Plan obtained its latest determination letter on October 3, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is exempt from taxes as of the financial statement date.
Note 6 — Transfers
During the Plan year ended December 31, 2005 and 2004, several participants were reclassified between the Glatfelter 401(k) Savings Plan and Glatfelter 401(k) Savings Plan for Hourly Employees. Accordingly, an increase of $1,080 and $1,701 is included in the accompanying statements of changes in net assets available for benefits for the Plan year ended December 31, 2005 and 2004, respectively.

Glatfelter 401(k) Savings Plan

Employer Identification Number : 23-0628360
Plan Number : 017
Form 5500 — Schedule H — Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2005

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of issue	Description of investment	Cost	Value
*	Participant Loans	5% - 10%	0	$641,827

		Total Investments		$641,827

*	Party-in-interest

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS PLAN
June 27, 2006	By:	/s/ George Amoss
George Amoss
Plan Administrator

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Beard Miller Company LLP, Independent Registered Public Accounting Firm